Exhibit (e)(10)

March 22, 2010

Dr. Feng Kuo

Chief Technical Officer

Techwell, Inc.

408 E. Plumeria Drive

San Jose, CA  95134

Dear Feng:

As you know, Intersil Corporation (“Intersil”) plans to acquire Techwell, Inc. (“Techwell”) as set forth in the Agreement and Plan of Merger, dated as of March 22, 2010 (the “Merger Agreement”).  When the Merger has been completed, Techwell will become a wholly-owned subsidiary of Intersil.  Intersil is very pleased to offer you employment with Intersil’s Techwell subsidiary following the Acceptance Date (as defined in the Merger Agreement — i.e., the completion of the tender offer) as Vice President, Engineering for the Techwell subsidiary.  Your employment at Techwell will be on an at-will basis under the terms described in this letter agreement (the “Letter Agreement”).

Following the Acceptance Date, your annual base salary will be $250,000 (payable in accordance with general payroll practices).  In addition, for fiscal year 2010, you will be eligible to earn an annual target bonus of $125,000, less the amount of the Merger Bonus (as defined below), based upon achieving specific Techwell related goals as agreed to between you and Intersil management.  If you are not employed with Techwell at the end of the 2010 fiscal year, the earned bonus payout (unreduced by the amount of the Merger Bonus) will be pro-rated based upon the number of days you are employed at Techwell during the 2010 fiscal year from and after the Acceptance Date relative to the total number of days in the 2010 fiscal year.  Effective January 1, 2011, you will be eligible to earn an annual target bonus of $125,000 based upon the terms and conditions of the Intersil Leadership Incentive Plan. Please keep in mind that this Letter Agreement will only become effective upon the occurrence of the Acceptance Date.

In addition, pursuant to the terms of the Merger Agreement, Intersil has required Techwell to terminate your Change of Control Severance Agreement with Techwell, dated as of July 31, 2007 (the “Change of Control Agreement”), upon the Acceptance Date (except that Section 5 thereof will continue in full force and effect).  As the result of this termination, you will receive the following payments and benefits that you were not otherwise entitled to receive:  (i) within 30 days after the Acceptance Date, a payment equal to 100% of your annual base salary as in effect immediately prior to the Acceptance Date, (ii) within 30 days after the Acceptance Date, a pro-rata portion of your 2010 target bonus, based on the number of days that have elapsed from January 1, 2010 through and including the Acceptance Date relative to the total number of days in the 2010 fiscal year (the “Merger Bonus”) and (iii) full vesting with respect to all of your outstanding stock options and restricted share awards.  Please keep in mind that these payments and benefits are subject to applicable tax withholding and to reduction pursuant to Section 5 of your Change of Control Agreement.

In consideration for the above, you agree to the following:

1.             During the two (2) year period beginning on the Acceptance Date (the “Non-Compete Period”), you will not (directly or indirectly) own, manage, operate, join, control or participate in the ownership, management, operation or control of, or be employed by or otherwise connected in any manner with (including as a consultant) any business which at any relevant time during the Non-Compete Period directly competes with Techwell’s security surveillance, video or automotive products as currently sold or on Techwell’s existing roadmap; provided, however, that nothing in this Letter Agreement shall prevent you from owning an investment of less than 1% of the stock of a public company listed on a U.S. or foreign stock exchange, or from owning a passive investment of less than 5% in a venture or other equity fund.

2.             During your employment and for the one (1) year period thereafter, you will not (directly or indirectly) induce any person in the employment of Intersil, Techwell or any of their affiliates or any consultant to Intersil, Techwell or any of their affiliates to (1) terminate their employment or consulting arrangement or (2) accept employment, or enter into any consulting arrangement, with anyone other than Intersil.

In the event any portion of this Letter Agreement is determined to be unenforceable by any court due to its duration or geographic scope, or by reason of it being too extensive in any way, it will be interpreted to extend only over the maximum period of time for which it may be enforceable, over the maximum geographical area as to which it may be enforceable, or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.  In addition, the invalidity or unenforceability of any provision of this Letter Agreement will not affect the validity or enforceability of any other provision of this Letter Agreement, and this Letter Agreement will be construed as if such invalid or unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified (including as described in the preceding sentence)).

Feng, we very much look forward to you joining the Intersil family.  Please indicate your acceptance of the terms of this Letter Agreement by signing and dating below.

[Signature Page Follows]

Sincerely,

INTERSIL CORPORATION

	By:	/s/ Jonathan A. Kennedy
Name: Jonathan A. Kennedy
Title: Chief Financial Officer

Date: March 22, 2010

Acknowledged and Agreed:

/s/ Feng Kuo
Feng Kuo

Date : March 22, 2010